Exhibit 12
EDUCATION REALTY TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,				Six months ended June 30,
	2010	2011	2012	2013	2014
Earnings:
Income (loss) before taxes, noncontrolling interests and equity in earnings of equity investees	$(9,122)	$(6,255)	$(304)	$5,493	$(7,462)
Interest expense, net of amortization of premium/discount	22,179	18,318	14,390	17,526	10,568
Amortization of deferred financing fees	1,276	1,246	1,215	1,758	1,017
Distributed income of equity investees	388	549	277	71	23
Total earnings	$14,721	$13,858	$15,578	$24,848	$4,146

Fixed Charges (2):
Interest expense, net of amortization of premium/discount	$22,179	$18,318	$14,390	$17,526	$10,568
Capitalized interest	13	911	3,884	5,038	2,872
Amortization of deferred fees	1,276	1,246	1,215	1,758	1,017
Total fixed charges	$23,468	$20,475	$19,489	$24,322	$14,457

Consolidated ratio of earnings to fixed charges (1)	—	—	—	1.0	0.3

(1)	For the years ended December 31, 2010, 2011 and 2012 fixed charges exceeded earnings by $8,747, $6,617 and $3,911, respectively.

(2)
As of June 30, 2014 and December 31, 2013, the Trust accrued $3,000 according to the authoritative guidance related to the guarantee of a construction loan for the Johns Hopkins participating development. The Trust has not included the liability in the calculation of fixed charges because it is not considered probable that such obligation will be incurred by the Trust.